Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	12:45 15-May-06

RNS Number: 9743C
Wolseley PLC
15 May 2006

The Wolseley Employee Share Purchase Plan 2001 (ESPP)

Following the maturity of their savings contracts, ordinary shares of 25p each (granted under the ESPP in April 2005 at an option price of 935.85 pence) have today been allotted to the under-noted directors. These will be delivered in the form of American Depository Shares (each representing two ordinary shares in the capital of Wolseley plc):

Name	Shares

C A Banks	270 ordinary shares / 135 ADRs
F N Hord	270 ordinary shares / 135 ADRs
C A S Hornsby	270 ordinary shares / 135 ADRs
R H Marchbank	270 ordinary shares / 135 ADRs
F W Roach	270 ordinary shares / 135 ADRs

The directors' beneficial holdings have each been respectively increased as a result of these allotments.

Enquiries:

Wolseley plc
0118 929 8700

Mark J White – Group Company Secretary & Counsel
Guy Stainer – Head of Investor Relations

ENDS

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